cm 3/22

SECUR 04003430 MISSION

BB 3/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41256

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pioneer Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street

(No. and Street)

Boston, MA 02109

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP

(Name – *if individual, state last, first, middle name*)

125 High Street Boston, MA 02110

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED FEB 27 2004 PROCESSING SECTION WASH. DC 155

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Goodwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pioneer Funds Distributor, INc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark D. Goodwin
Signature

Chief Financial Officer
Title

Mary E. Higgins
Notary Public my commission Expires 2/27/2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (O) Auditor's report on the study and evaluation of internal controls.

X (P) Exemptive provision under Rule 15c3-3.

Pioneer Funds Distributor, Inc.

Financial Statements
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors of
Pioneer Funds Distributor, Inc.
(A wholly-owned subsidiary of
Pioneer Investment Management, Inc.)

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and comprehensive loss and cash flows present fairly, in all material respects, the financial condition of Pioneer Funds Distributor, Inc. (the "Company") at December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules on pages 11 and 12 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 13, 2004

Pioneer Funds Distributor, Inc.
Statement of Financial Condition
December 31, 2003
(dollars in thousands)

Assets	
Current assets:	
Cash and cash equivalents (Note 2)	$ 51,399
Investments in marketable securities, at value (cost $7,232) (Note 2)	8,368
Receivables	
From securities brokers and dealers for sales of mutual fund shares	38,985
From the Pioneer Family of Mutual Funds	11,224
Due from affiliates (Note 6)	1,603
Other	151
Dealer advances (net of accumulated amortization of $6,779) (Note 7)	5,682
Prepaid service fees (net of accumulated amortization of $4,174) (Note 7)	2,790
Other assets	106
Total assets	120,308
Liabilities and Stockholder's Equity	
Current liabilities:	
Payable to Pioneer Family of Mutual Funds for fund shares sold	$ 38,985
Accrued expenses and accounts payable	3,712
Due to affiliates (Note 6)	30,167
Distribution and service fees due to brokers and dealers	13,761
Deferred income taxes, current (Note 4)	1,746
Total current liabilities	88,371
Noncurrent liabilities:	
Deferred income taxes (Note 4)	999
Total liabilities	89,370
Stockholder's Equity:	
Common stock, $0.10 par value	
Authorized—100,000 shares	
Issued and outstanding—510 shares	-
Paid-in capital	204,088
Accumulated deficit	(173,150)
Total stockholder's equity	30,938
Total liabilities and stockholder's equity	$ 120,308

The accompanying notes are an integral part of these financial statements.

Pioneer Funds Distributor, Inc.
Statement of Operations
Year Ended December 31, 2003
(dollars in thousands)

Related party revenues (Note 6):	
Class B share rights revenue	$ 41,369
Other	3,488
Revenues and other income (Note 2):	
Distribution revenues	13,399
Commissions	
Mutual funds	7,209
Variable annuities	310
Other income	780
Unrealized and realized gains and (losses) on marketable securities, net	1,691
Total revenues and other income	68,246
Related party expenses (Note 6):	
Cost of Class B share rights	37,382
Other	638
Distribution and administrative expenses	
Sales and marketing	7,319
Salaries and related benefits	12,935
Amortization of dealer advances and prepaid service fees	18,425
Other	985
Total distribution and administrative expenses	77,684
Loss before benefit for income taxes	(9,438)
Benefit for income taxes (Note 4)	3,250
Net loss	$ (6,188)

The accompanying notes are an integral part of these financial statements.

Pioneer Funds Distributor, Inc.
Statement of Changes in Stockholder's Equity and Comprehensive Loss
Year Ended December 31, 2003
(dollars in thousands)

	Common Stock					
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity	Comprehensive Loss
December 31, 2002	510	$ -	$ 190,088	$ (166,962)	$ 23,126	
Net loss				(6,188)	(6,188)	$ (6,188)
Comprehensive loss						$ (6,188)
Capital contribution from parent company (Note 6)	-	-	14,000	-	14,000	
December 31, 2003	510	$ -	$ 204,088	$ (173,150)	$ 30,938	

The accompanying notes are an integral part of these financial statements.

Pioneer Funds Distributor, Inc.
Statement of Cash Flows
Year Ended December 31, 2003
(dollars in thousands)

Cash flows from operating activities:	
Net loss	$ (6,188)
Adjustments to reconcile net loss to net cash used in operating activities	
Deferred income taxes	2,016
Amortization	18,425
Unrealized and realized (gains) and losses on marketable securities, net	(1,691)
Changes in operating assets and liabilities	
Increase in receivable from securities brokers and dealers for sales of mutual fund shares	(13,015)
Increase in receivable from the Pioneer Family of Mutual Funds	(2,187)
Increase in due from affiliates	(1,107)
Increase in other receivables	(58)
Increase in dealer advances, net	(13,459)
Increase in prepaid service fees, net	(6,964)
Increase in other assets	(82)
Increase in payable to Pioneer Family of Mutual Funds for fund shares sold	13,015
Decrease in accrued expenses and accounts payable	(661)
Increase in due to affiliates	10,169
Increase in distribution and service fees due to brokers and dealers	3,024
Total adjustments	7,425
Net cash used in operating activities	1,237
Cash flows from investing activities:	
Investments in marketable securities	(962)
Proceeds from sale of marketable securities	1,080
Net cash provided by investing activities	118
Net increase in cash and cash equivalents	1,355
Cash and cash equivalents, beginning of year	50,044
Cash and cash equivalents, end of year	$ 51,399
Supplemental information:	
Capital contribution from parent company	14,000

The accompanying notes are an integral part of these financial statements.

Pioneer Funds Distributor, Inc.
Notes to Financial Statements
December 31, 2003
(dollars in thousands)

1. Nature of Operations and Organization

Nature of Operations

Pioneer Funds Distributor, Inc. (the "Company"), a Massachusetts corporation, serves as the principal underwriter and distributor of shares of the Pioneer Family of Mutual Funds (the "Pioneer Funds"), utilizing a large network of independent broker-dealers. In addition, the Company serves as the exclusive distributor of the Pioneer Variable Contracts Trust.

Organization

The Company is a wholly-owned subsidiary of Pioneer Investment Management, Inc. ("PIM"). PIM is a wholly-owned subsidiary of Pioneer Investment Management USA Inc. ("PIM USA"), which is a wholly-owned subsidiary of Pioneer Global Asset Management S.p.A. ("PGAM"). PGAM is a global asset management holding company and is a wholly-owned subsidiary of UniCredito Italiano S.p.A.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of management estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenue and Expenses

Distribution revenues include distribution fees earned based on an annual rate of 0.75 percent of net assets of Class B and C shares of the Pioneer Funds (0.50 percent per annum for Class R shares) and the gains on sales of Class B share rights sold pursuant to the Class B share rights program (Notes 6 and 7). In addition, an annual rate of 0.25 percent service fee is collected by the Company as reimbursement from the Pioneer Funds for service fees prepaid to brokers and dealers in the initial year that an account is established. In subsequent years, these distribution and service fees are collected by the Company and remitted to third-party brokers and dealers as compensation pursuant to the underlying funds' distribution plans. Commissions consist of underwriting commissions and commissions as dealer earned from the distribution of Class A Pioneer Funds' shares and are recorded as income on the trade (execution) date. Variable annuity commissions are earned on the distribution of variable annuity contracts. Other income primarily consists of interest and dividend income. Related party revenue primarily consists of Class B share rights revenue as well as income earned from other PGAM affiliates (Note 6). Operating expenses are recorded on the accrual basis.

Cash and Cash Equivalents

The Company considers cash equivalents as liquid investments with original maturities of fewer than ninety days. Cash and cash equivalents at December 31, 2003 consist of cash of $45,000 segregated in accordance with NASD regulations and amounts invested in commercial paper.

(dollars in thousands)

Investments in Marketable Securities
Investments in marketable securities represent investments in the Pioneer Funds for which the Company acts as the distributor and are valued at the last reported net asset value. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *Investments in Debt and Equity Securities,* these investments are classified as trading. Net realized and unrealized gains and losses are reported as such in the accompanying statement of operations.

Valuation of Financial Instruments
The Company considers liquidity and readily available market quotations when estimating the fair value of financial instruments. The carrying amount of the Company's financial instruments, as stated in the accompanying statement of financial condition, approximates fair value.

Comprehensive Income
Statement of Financial Accounting Standards ("SFAS") No. 130, *Reporting Comprehensive Income* establishes standards for the reporting of comprehensive income and its components. Comprehensive income, as defined, includes all changes in equity during a period from nonowner sources.

Concentrations of Credit Risk
The Company is primarily engaged in the selling of shares of the Pioneer Funds. In the event counterparties do not fulfill their obligations to the Company, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. **Net Capital and Reserve Requirements**

As a distributor and underwriter, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined under Rule 15c3-1. Net capital may fluctuate on a daily basis. The Company uses the Alternative Standard as its method of net capital computation. The Company's net capital, as computed under Rule 15c3-1, was $9,401 at December 31, 2003, which exceeded required net capital of $250 by $9,151.

The Company is exempt from the reserve requirements of Rule 15c3-3 since its broker-dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies and variable annuities. The Company promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

4. **Income Taxes**

PIM USA files a consolidated federal income tax return with its direct and indirect domestic subsidiaries, including the Company. Consolidated income tax benefits (provisions) are allocated among the companies based on the income taxes that would have been benefited (accrued) had separate returns been filed for each entity or when subsidiary losses are utilized in consolidation.

(dollars in thousands)

Income tax expense (benefit) consisted of the following:

Current		
Federal	$	(1,299)
State		65
Deferred (prepaid)		
Federal		(2,016)
	$	(3,250)

The benefit for income taxes, as stated as a percentage of loss before income taxes, consists of the following:

Federal statutory rate	35.00 %
(Increases) decreases in tax rate resulting from	
Permanent differences	(0.12)
State tax, net of federal benefit	(0.44)
Effective tax rate	34.44 %

The components of deferred income taxes recognized in the accompanying statement of financial condition are comprised of deferred tax liabilities of approximately $2,745. The approximate income tax effect of each type of temporary difference is as follows:

Dealer advances	$ 1,976
Net unrealized gains on marketable securities	657
Other, net	112
Net deferred tax liability	$ 2,745

5. Benefit Plans

PIM USA and its subsidiaries have two defined contribution benefit plans for eligible employees: a retirement benefit plan and a savings and investment plan (the "Benefit Plans") qualified under Section 401 of the Internal Revenue Code. PIM USA makes contributions to a trustee, on behalf of eligible employees, to fund both Benefit Plans.

Both of the Benefit Plans cover all full-time employees who have met certain age and length-of-service requirements. PIM USA contributes to the retirement benefit plan an amount that would purchase a certain targeted monthly pension benefit at the participant's normal retirement date. Participants in the savings and investment plan may voluntarily contribute up to 50 percent of their compensation, and PIM USA will match this contribution up to 2 percent. The Company's allocated expenses under the Benefit Plans amounted to approximately $642 for the year ended December 31, 2003.

(dollars in thousands)

In addition, certain senior executives of the Company participate in PGAM's Long-Term Incentive Plan ("LTIP"). These employees are granted options in PGAM stock at the then fair value of the underlying stock, generally exercisable within three years. The LTIP is designed as a noncompensatory stock option plan; therefore, the Company has not recorded any expense in connection with this program.

6. Related Party Transactions

The Company has a financing arrangement with PIM, whereby PIM agrees to purchase on an ongoing monthly basis, at a premium and without recourse, the rights to receive future distribution fees and deferred sales charges on Class B shares of the Pioneer Funds issued after January 1, 2002. For the year ended December 31, 2003, the Company recognized revenue totaling $41,369 associated with such sales. The related cost associated with the underlying Class B Share sales activity of the Pioneer Funds for the year ended December 31, 2003 totaled $37,382.

The Company has a service agreement with PIM to provide for the payment of certain of the Company's overhead expenses. Additionally, PIM provides management, marketing support, systems, software and other administrative services to the Company at no cost. Effective December 1, 2003, the Company entered into an expense sharing agreement with PIM USA. Under this agreement, the Company is allocated a pro-rata portion of certain general and administration expenses incurred by PIM USA. These expenses include professional fees, space expenses and other general operating expenses. For the year ended December 31, 2003, the Company was allocated $200.

Other related party revenue of $3,488 includes amounts the Company earned from other PGAM affiliates for marketing, salaries and operating expenses incurred on their behalf. Included in related party expenses are payments made to affiliates for operating expenses incurred on the Company's behalf.

During 2003, the Company received $14,000 from PIM in the form of cancellation of indebtedness which has been recorded as additional paid-in capital.

All transactions with PIM, PGAM and other affiliates are charged or credited through intercompany accounts and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties.

7. Dealer Advances and Prepaid Service Fees

Certain of the Pioneer Funds maintain a multi-class share structure whereby the participating funds offer traditional front-end load shares (Class A shares) and back-end load shares (Class B and Class R shares) and a combination of front-end and back-end load shares (Class C shares). Class B shares do not require the investor to pay any sales charge unless there is a redemption within six years. Class C shares may require the investor to pay an initial sales charge and if there is redemption within one year, a contingent deferred sales charge ("CDSC"). Effective February 1, 2004, Class C shares are no longer subject to a front-end sales charge. Class R shares may require the investor to pay a CDSC if there is a redemption within 18 months. However, the Company pays upfront sales commissions (dealer advances) to broker-dealers of up to 4 percent of the sales transaction amount on Class B shares and 1 percent on Class C and Class R shares. The participating Pioneer Funds pay the Company distribution and service fees based on their net assets invested in Class B, Class C and Class R shares, subject to annual renewal by the

(dollars in thousands)

participating Pioneer Funds' Boards of Trustees. The distribution fee is 0.75 percent per annum for Class B and Class C shares, and 0.50 percent per annum for Class R shares. A service fee of 0.25 percent per annum is paid to the Company for Class B and Class C shares, and in the case of Class R shares, a service fee of up to 0.25 percent per annum may be charged. In addition, the Company is paid a CDSC on Class B, Class C and Class R shares redeemed within the minimum holding period. The CDSC is paid based on the lower of original cost or current market value at declining rates ranging starting at 4 percent on the Class B shares and 1 percent for Class C and Class R shares.

The Company has an agreement with PIM to sell, at a premium, its rights to receive future distribution fees and deferred sales charges from sales of Class B shares of the Pioneer Funds (Note 6).

The Company capitalizes and amortizes Class C and Class R share dealer advances for financial statement purposes over a 12-month and 18-month period, respectively. The Company deducts the dealer advances in full for tax purposes in the year such advances are paid. Distribution fees received by the Company from participating funds are recorded in income as earned. CDSCs received by the Company from redeeming shareholders are recognized as revenue. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period.

8. Subsequent Events

On February 17th, 2004, PIM reorganized two mutual funds managed by Oak Ridge Investments, LLC into the Pioneer Funds. Additionally, on February 23rd 2004, PIM reorganized four mutual funds, managed by L. Roy Papp & Associates, LLP into the Pioneer Funds. The Company serves as principal underwriter and distributor for these funds.

Pioneer Funds Distributor, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2003
(dollars in thousands)

Schedule I

Computation of Net Capital		
Stockholder's equity	$	30,938
Deduct—Nonallowable assets		
Receivables and other assets		12,414
Prepaid service fees and dealer advances		8,472
Due from affiliates		1,603
Haircuts on securities and outstanding wire trades		1,024
Add—Deferred income taxes, associated with dealer advances		1,976
Net capital	$	9,401
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of $250,000 or 2% of aggregate debits)	$	250
Net capital in excess of requirement	$	9,151
Reconciliation with Company's Computation (included in Part II A of Form X-17A-5 as of December 31, 2003)		
Net Capital, as reported in Company's Part II A (unaudited) Focus Report	$	9,334
Decrease in due to affiliates		67
Net capital, as adjusted	$	9,401

Pioneer Funds Distributor, Inc.
Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3 of the Securities Exchange Act of 1934

Schedule II

Pioneer Funds Distributor, Inc. is exempt from the reserve requirements of Rule 15c3-3, as its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. The Company promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers; accordingly, the computations for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 31, 2003.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

To the Board of Directors of Pioneer Funds Distributor, Inc.
(A wholly-owned subsidiary of Pioneer Investment Management, Inc.)

In planning and performing our audit of the financial statements and supplemental schedule of Pioneer Funds Distributor, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 13, 2004